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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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       FUTUREMEDIA REPORTS SIGNIFICANT INTEREST IN MULTI-PLATFORM LEARNING
                                  ENVIRONMENTS

    BRIGHTON, England, Feb. 13 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqCM: FMDA) a leading learning and brand communications company, today announced that its presence at Europe's Learning Technologies exhibition in London has generated substantial interest in Multi-Platform learning. The Company's learning division, Futuremedia Learning, which was launched at the exhibition, is now in the process of responding to an unexpectedly high volume of inquiries into its use of MPLE's (multi-platform learning environments) as effective methods of engaging e-learners.

    Futuremedia has pioneered MPLE's in response to demand from the marketplace for making employee development and training available 24/7 and incorporating social networking and peer-to-peer training. Based on the customized design and management of corporate social learning networks, the MPLE approach makes learning available through a variety of vehicles including iPods, mobile devices and BlackBerrys. iPod learning in particular has been extremely popular with many companies looking into Futuremedia's capabilities in this area.

    Commenting on the Company's progress, Chief Executive Officer Leonard M. Fertig said, "Employee learning and development must keep pace with the way people live today and take full advantage of technology. Companies and governmental organizations need to connect to their employee stakeholders on a 24/7 basis. Learning has moved out of the office and into people's busy lives where the mobile and multi-platform approach is needed as employees want to access information and education on their own schedule. Futuremedia's MPLE approach responds to that need.

    "Through the development of iPod learning we are again demonstrating our ability to apply technology to learning, creating more engaging courseware which can be produced rapidly and distributed easily. The social networking, peer-to-peer approach is proving extremely successful when applied to the learning environment. Futuremedia is leading the way in developing the latest e-learning solutions that meet customer and end-user needs alike."

    In addition, high attendance at Futuremedia's seminar at the conference, entitled "Social Networking Meets Learning", has prompted the Company to host a similar event in April. Details will be announced at a later date.

    About Futuremedia

    Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training and Button Communications. For more information, visit www.futuremedia.co.uk

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in

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new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             02/13/2007
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44 7919 564126, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer


Date: February 13, 2007

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